02053071

[UNIT]ED STATES
[SECURITIES AND E]XCHANGE COMMISSION
[Washing]ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 46141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ormes Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 22nd Floor
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline M. Goode (212) 361-1324
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Jacqueline M. Goode, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ormes Capital Markets, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN C. DAUGHNEY
Notary Public, State of New York
No. 31-4986715
Qualified in New York County
Commission Expires 3/14/2006

Signature

Chief Operating Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORMES CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS	
Cash and cash equivalents	$ 878,353
Receivables from clearing brokers, including clearing deposits of $150,135	648,753
Property and equipment, net	86,505
Other assets	
Syndicate and other receivables	115,834
Security deposits	148,761
Deferred tax asset	34,000
Other assets	21,814
	320,409
	$ 1,934,020
LIABILITIES AND STOCKHOLDERS' DEFICIT	
Liabilities, accounts payable and accrued expenses	$ 1,366,572
Liabilities subordinated to claims of general creditors	600,000
Commitments and contingencies	
Stockholders' deficit	
Preferred stock, $100 par value, 5,000 shares authorized, 294 shares issued and 3 shares outstanding	29,369
Common stock, $.01 par value, 2,000 shares authorized, 111 shares issued and outstanding	2
Additional paid-in capital	33,493
Accumulated deficit	(64,387)
	(1,523)
Less treasury stock - at cost; 291 preferred shares	(31,029)
Total stockholders' deficit	(32,552)
	$ 1,934,020

See accompanying notes to financial statements.